===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 16)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

          Ordinary Shares of euro 0.55 par value each           87927W10
                 (Title of class of securities)              (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 4, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                (Page 1 of 11)


-----------------------------------------------------------               ------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               ------------------------------------------------

-----------------------    ------------------------------------------------ ----------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    -------------------------------------------------------------------------------- --------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    -------------------------------------------------------------------------------- --------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------- -----------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    -----------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    -----------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------    ------------------------------------------------------------------ ----------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES

BENEFICIALLY               ------------------     ------------------------------------------ -----------------------------
OWNED BY                   8                       SHARED VOTING POWER:                       2,891,656,682
                                                                                               (See Item 5)
EACH                       ------------------     ------------------------------------------ -----------------------------
REPORTING                  9                       SOLE DISPOSITIVE POWER:                    0

                           ------------------     ------------------------------------------ -----------------------------
                           10                      SHARED DISPOSITIVE POWER:                  2,891,656,682
                                                                                               (See Item 5)
PERSON WITH
-----------------------    ------------------------------------------------------------------ ----------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,891,656,682
                                                                                               (See Item 5)
-----------------------    ------------------------------------------------------------------ ----------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                              [ ]

-----------------------    ----------------------------------------------------------------- -----------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                54.96%
                                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------- -----------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                       (Page 2)

-------------------------------------------------------------                ---------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------                ---------------------------------------------

------------------------    ------------------------------------------------ ---------------------------------------------
1                           NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- -------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                             (b)  [ ]
------------------------    ----------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    ----------------------------------------------------------------- ----------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ----------------------------------------------------------------- ----------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]

------------------------    ----------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------    ------------------------------------------------------------------ ---------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                          0
SHARES

BENEFICIALLY                -------------------     ------------------------------------------ ---------------------------
OWNED BY                    8                       SHARED VOTING POWER:                        2,891,656,682
                                                                                                 (See Item 5)
EACH                        -------------------     ------------------------------------------ ---------------------------
REPORTING                   9                       SOLE DISPOSITIVE POWER:                     0

                            -------------------     ------------------------------------------ ---------------------------
                            10                      SHARED DISPOSITIVE POWER:                   2,891,656,682
                                                                                                  (See Item 5)
PERSON WITH
-----------------------     ------------------------------------------------------------------ ---------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:            2,891,656,682
                                                                                                 (See Item 5)
-----------------------     ------------------------------------------------------------------ ---------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                            SHARES:                                                                               [ ]

-----------------------     ------------------------------------------------------------------ ---------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                              54.96%
                                                                                                             (See Item 5)
------------------------    ------------------------------------------------------ ---------------------------------------
14                          TYPE OF REPORTING PERSON:                              CO



                                            (Page  3)


-------------------------------------------------------------              ------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              ------------------------------------------------

------------------------    ------------------------------------------------ ----------------------------------------------
1                           NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- --------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                             (b)  [ ]
------------------------    -------------------------------------------------------------------------------- --------------
3                           SEC USE ONLY
------------------------    ----------------------------------------------------------------- -----------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ----------------------------------------------------------------- -----------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
------------------------    ------------------------------------------------------------------ ----------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------    ------------------------------------------------------------------ ----------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                          0
SHARES

BENEFICIALLY                -------------------     ------------------------------------------ ----------------------------
OWNED BY                    8                       SHARED VOTING POWER:                       2,891,656,682
                                                                                               (See Item 5)
EACH                        -------------------     ------------------------------------------ ----------------------------
REPORTING                   9                       SOLE DISPOSITIVE POWER:                    0

                            -------------------     ------------------------------------------ ----------------------------
                            10                      SHARED DISPOSITIVE POWER:                  2,891,656,682
                                                                                                (See Item 5)
PERSON WITH
-----------------------     ------------------------------------------------------------------ ----------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,891,656,682
                                                                                               (See Item 5)
------------------------    ------------------------------------------------------------------ ----------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                            SHARES:                                                                               [ ]
------------------------    --------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            54.96%
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------- -------------
14                          TYPE OF REPORTING PERSON:                              PN



                                         (Page 4)

         This Amendment No. 16 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are responsible solely for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person, and the information contained in Item 2 below concerning Mr. Emilio Gnutti has been provided directly by Mr. Gnutti.

Item 2.  Identity and Background

         As reported in Amendment No. 14 to the Statement on Schedule 13D, Mr. Emilio Gnutti became a director of Olimpia on May 5, 2003. Mr. Gnutti's present principal occupation is entrepeneur and his business address is Corso Zanardenelli 32, Brescia, Italy. Mr. Gnutti is an Italian citizen.

         Olimpia and Edizione have been informed that, during the past five years, Mr. Gnutti has not been (i) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws on finding any violation with respect to such laws, or (ii) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), except that on June 25, 2002, Mr. Gnutti was convicted in the Tribunale Brescia of charges based on Article 180, Paragraph 1(b) of Legislative Decree 58 of February 24, 1998 - Consolidated Law on Financial Intermediation, in connection with which Mr. Gnutti was fined euro 100,000 and sentenced to serve eight months in prison. (Article 180, Paragraph 1(b) relates to the unauthorized disclosure of inside information - the charges do not relate to conduct involving the securities of Telecom Italia, Olivetti or Edizione.) An appeal by Mr. Gnutti from the decision of the Tribunale Brescia is presently pending in the Court of Appeal of Brescia.

                                    (Page 5)

Item 4.  Purpose of Transaction

         On June 5, 2003, Olivetti filed with Consob, the Italian securities regulatory authority, a communication to the market relating to Olivetti's intention to launch a voluntary partial tender offer for Telecom Italia Shares (and American Depositary Shares representing underlying Telecom Italia Shares) and Telecom Italia Savings Shares. A press release issued by Olivetti in connection with the filing made with respect to Telecom Italia Shares is filed as Exhibit 36. A press release issued by Olivetti in connection with the filing made with respect to Savings Shares is filed as Exhibit 37. On June 16, 2003, Olivetti issued a press release which reports (among other things) that a maximum total amount of euro 8,989,059,475 will be allocated to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. Specifically, the press release reports that Olivetti will publicly tender for (i) 908,873,776 Telecom Italia Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 8.01) and
(ii) 354,560,274 Telecom Italia Savings Shares (representing approximately 17.3% of the total number of outstanding securities of that class) at a price per share of euro 4.82. A copy of the press release is filed as Exhibit 38. On June 19, 2003, Olivetti issued a press release which reports that Olivetti received authorization from Consob on June 18, 2003 to publish the offer document relating to the tender offer for Telecom Italia Shares and Telecom Italia Savings Shares. A copy of the press release is filed as Exhibit 39.

         The Olivetti Merger (as that term is defined in Amendment No.12 to the Statement on Schedule 13D) became effective on August 4, 2003. A copy of a joint press release concerning the Olivetti Merger issued by Olivetti and Telecom Italia on July 29, 2003 is filed as Exhibit 40. The Olivetti Merger resulted in the merger of Telecom Italia with and into Olivetti and the surviving entity adopting the name Telecom Italia S.p.A. (The surviving entity from the Olivetti Merger will henceforth be referred to in the Statement on Schedule 13D as "Telecom Italia").

Item 5.  Interest in Securities of the Issuer

         Following the consummation (and as a result) of the Olivetti Merger, Olimpia beneficially owns 1,190,715,823 ordinary shares of Telecom Italia, representing approximately 11.575% of the total number of shares of that class reported to be outstanding by Telecom Italia.

         Mr. Emilio Gnutti, a director of Olimpia, may be deemed to beneficially own 1,500 Telecom Italia Shares and 9,391 Olivetti Convertible Bonds (representing, in each case, less than 0.1% of the total number of securities of that class), which are held of record by Mr. Gnutti's wife, Ms. Ornella Pozzi.


Item 7.  Material to be Filed as Exhibits

36. Press Release of Olivetti S.p.A., dated as of June 5, 2003

37. Press Release of Olivetti S.p.A., dated as of June 5, 2003

38. Press Release of Olivetti S.p.A., dated as of June 16, 2003


                                (Page 6)

39. Press Release of Olivetti S.p.A., dated as of June 19, 2003

40. Press release of Olivetti S.p.A. and Telecom Italia S.p.A., dated as of July 29, 2003




                                    (Page 7)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  August 21, 2003



                             EDIZIONE HOLDING S.p.A.



                             By: /s/ Gianni Mion
                                ---------------------------------
                                Name:    Gianni Mion
                                Title:   Chief Executive Officer







                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  August 21, 2003



                             EDIZIONE FINANCE INTERNATIONAL S.A.


                             By: /s/ Gustave Stoffel
                                 ---------------------------------------
                                 Name:    Gustave Stoffel
                                 Title:   Director










                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  August 21, 2003




                           RAGIONE S.a.p.a DI GILBERTO BENETTON E C.


                            By: /s/ Gilberto Benetton
                                --------------------------------------
                                Name:    Gilberto Benetton
                                Title:   Chairman













                                    (Page 10)

                                  EXHIBIT INDEX


36. Press Release of Olivetti S.p.A., dated as of June 5, 2003

37. Press Release of Olivetti S.p.A., dated as of June 5, 2003

38. Press Release of Olivetti S.p.A., dated as of June 16, 2003

39. Press Release of Olivetti S.p.A., dated as of June 19, 2003

40. Press release of Olivetti S.p.A. and Telecom Italia S.p.A., dated as of July 29, 2003


                                      (Page 11)